May 2016 Pricing Sheet dated May 13, 2016 relating to Preliminary Terms No. 903 dated April 29, 2016 Registration Statement No. 333-200365 Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Buffered PLUS Based on the Value of the S&P 500® Index due December 5, 2018

Buffered Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

PRICING TERMS – May 13, 2016
Issuer:	Morgan Stanley
Maturity date:	December 5, 2018
Underlying index:	S&P 500® Index
Aggregate principal amount:	$5,352,500
Payment at maturity:

•   If the final index value is greater than the initial index value:

$10 + the leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity

•   If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 10%:

$10

•   If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 10%:

($10 x the index performance factor) + $1.00

Under these circumstances, the payment at maturity will be less than the stated principal amount of $10. However, under no circumstances will the Buffered PLUS pay less than $1.00 per Buffered PLUS at maturity.

Leveraged upside payment:	$10 × leverage factor × index percent increase
Leverage factor:	200%
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	Final index value divided by the initial index value
Initial index value:	2,046.61, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Buffer amount:	10%. As a result of the buffer amount of 10%, the value at or above which the underlying index must close on the valuation date so that investors do not suffer a loss on their initial investment in the Buffered PLUS is 1,841.949, which is 90% of the initial index value.
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
Valuation date:	November 30, 2018, subject to postponement for non-index business days and certain market disruption events
Maximum payment at maturity:	$11.855 per Buffered PLUS (118.55% of the stated principal amount)
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS
Pricing date:	May 13, 2016
Original issue date:	May 18, 2016 (3 business days after the pricing date)
CUSIP / ISIN:	61766A327 / US61766A3279
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.502 per Buffered PLUS. See “Investment Summary” in the accompanying preliminary terms
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per Buffered PLUS	$10	$0.25(1)
$0.05(2)	$9.70
Total	$5,352,500	$160,575	$5,191,925

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.25 for each Buffered PLUS they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each Buffered PLUS.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley. The Buffered PLUS are not sponsored, endorsed, sold or promoted by Standard and Poor’s Financial Services LLC, and Standard and Poor’s Financial Services LLC makes no representation regarding the advisability of investing in the Buffered PLUS.

The Buffered PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 903 dated April 29, 2016

Product Supplement for PLUS dated February 29, 2016        Index Supplement dated February 29, 2016

Prospectus dated February 16, 2016

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.